Peter Smith
Partner	1177 Avenue of the Americas
T 212.715.9401	New York, NY 10036
F 212.715.8401	T 212.715.9100
psmith@kramerlevin.com	F 212.715.8000

June 19, 2020

VIA EDGAR

Christina Chalk United States Securities and Exchange Commission Division of Corporation Finance Office of Mergers and Acquisitions 100 F Street, N.E. Washington, D.C. 20549

Re:	First Choice Healthcare Solutions, Inc. (the “Company”) PREC14A filed on June 18, 2020 Filed by VIA Acquisition Corp. et al. File No. 0-53012

Dear Ms. Chalk:

This letter is in response to supplemental comments from the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Preliminary Proxy Statement filed on Schedule 14A (the “Preliminary Proxy Statement”) by VIA Acquisition Corp. et al. (collectively, the “Filing Person”) with the Securities and Exchange Commission.  The specific items are included below in bold print, along with the Filing Person’s responses.

1.	Provide clarification on the number of directors being elected at the annual meeting.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to clarify that if only three (3) directors are to be elected at the 2020 Annual Meeting, while the Filing Person would not concede that any such action is valid, the three directors receiving the most votes will be elected.  If the Filing Person’s four nominees receive the same number of votes, then the following three (3) of the Filing Person’s nominees will be elected: Terence T. Herzog, Eric M. Weiss, Esq. and Lance B. Friedman.

2.	Provide clarification on any agreements with the nominees.

In response to the Staff’s comment, the Filing Person understands that no agreements have been entered into with the nominees, and therefore the Preliminary Proxy Statement has been revised to remove any references to letter agreements with the nominees.

KRAMER LEVIN NAFTALIS & FRANKEL LLP KL2 3185428.2	PARIS | NEW YORK | SILICON VALLEY

U.S. Securities and Exchange Commission
June 19, 2020

3.	Remove any references to a proxy card being provided by the Company.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to remove all references to a proxy card being provided by the Company.

4.	Provide additional information on the litigation background.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised on page 8 to provide additional detail regarding the litigation described in the “Background of the Solicitation” section.

5.	Provide clarification on how stockholders can vote at the annual meeting and removal of references to internet voting, including the use of control numbers.

In response to the Staff’s comment, the Company appears to have made no provision for Internet voting. Accordingly the Filing Person has similarly made no provision for Internet voting and any such references have been removed.

6.	Provide clarification that attendance at the meeting will only be “virtual”.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to clarify that a stockholder can attend the meeting virtually via the WebEx meeting platform.

*   *   *

U.S. Securities and Exchange Commission
June 19, 2020

If you have any questions or comments regarding the Filing Person’s response to the Staff’s supplemental comments, please do not hesitate to contact me at (212) 715-9401.

Sincerely,

/s/ Peter Smith
Peter Smith

cc:	Anthony Salino